Exhibit 99.2

Amendment to the 1993 Stock Option Plan, as Amended & Restated, of Biovail Corporation dated May 16, 2007

THIS AMENDMENT, effective May 16, 2007, is made to the 1993 Stock Option Plan, as Amended & Restated, of Biovail Corporation, as amended (the “1993 Stock Option Plan”).

WHEREAS, on March 14, 2007, the Board of Directors of Biovail Corporation approved certain revisions to the amendment provisions of the 1993 Stock Option Plan, subject to approval of the shareholders of Biovail Corporation (the “Shareholders”);

AND WHEREAS, at the annual and special meeting of Shareholders, held on May 16, 2007, the Shareholders approved such revisions to the amendment provisions of the 1993 Stock Option Plan;

NOW THEREFORE the 1993 Stock Option Plan is hereby amended as follows:

1.               Section 10 is hereby deleted in its entirety and replaced with the following:

“(a)                 Subject to Section 10(b), the Board of Directors may, without notice, at any time or from time to time for any purpose whatsoever, and whether in whole or in part, amend, suspend, discontinue or terminate this Plan or any provisions hereof or amend an option granted to a Optionee or a related Option Agreement, as applicable, in such respects as it, in its sole discretion, determines appropriate.  No such amendment, suspension, discontinuance or termination may, without the consent of any Optionee or the representatives of his or her estate, as applicable, alter or impair any rights or obligation arising from any option previously granted to an Optionee under this Plan unless the Board of Directors determines that the action would not materially and adversely affect the rights of such Optionee.  In addition, no such action shall be undertaken that would cause a previously granted option intended to qualify for favourable treatment for performance-based compensation under Section 162(m) of the U.S. Internal Revenue Code of 1986 (as amended) and any U.S. Treasury regulations thereunder (“Section 162(m) of the Code”) to cease to so qualify.

(b)                   Notwithstanding anything contained herein to the contrary, no such action as is contemplated by Section 10(a) is effective until shareholder approval is obtained where such shareholder approval is required under Section 162(m) of the Code or the rules of the Toronto Stock Exchange (“TSX”) and/or New York Stock Exchange (“NYSE”) or the rules of any other exchange or system on which the Corporation’s securities are listed or traded at the request of the Corporation.  In addition, in order to become effective, shareholder approval shall be required for:

(i)             any amendment to increase the number of Shares reserved for issuance from treasury under the Plan;

(ii)          any amendment that would reduce the option price of an outstanding option (including a cancellation and reissue of an option constituting a reduction of the option price);

(iii)       any amendment to extend the term of an outstanding option beyond the originally scheduled expiry date for that option;

(iv)      any amendment to the eligible participants under the Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Plan on a discretionary basis;

(v)         any amendment that would alter the transferability or assignability of options under the Plan; and

(vi)      any amendment to the Plan to provide for other types of compensation through equity issuance,

unless the change results from the application of Section 9 of the Plan.

(c)                   The shareholders’ approval of an action as contemplated by Section 10(b), if required pursuant to the terms thereof, shall be given by approval of the holders of a majority of the Shares present and voting in person or by proxy at a duly called meeting of the shareholders.  If required by the rules of the TSX and/or NYSE or the rules of any other exchange or system on which the Corporation’s securities are listed or traded at the request of the Corporation, the votes of Shares held directly or indirectly by Insiders (as defined under the TSX Company Manual, as amended from time to time) benefiting from the action shall be excluded.”.